Exhibit 10.1(a)

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (the “Agreement”) dated as of August 7, 2018 (the “Effective Date”), by and between Precipio, Inc., a Delaware corporation with its principal place of business at 4 Science Park, 3rd floor, New Haven, CT 06511 (hereinafter referred to as the “Company”), and Ilan Danieli residing in 416 Lydecker Street, Englewood, NJ 07631

(hereinafter referred to as “Executive”).

1.	Employment

Executive hereby continues employment with the Company on the Effective Date in accordance with the terms and conditions of this Agreement. Executive is and will be an employee at will, which means that either Executive or the Company may terminate the employment relationship at any time, with or without “Cause”, as defined below, or notice, subject to the provisions of Sections 4 and 5 of this Agreement.

2.	Duties

2.1         Executive shall, during the term of his employment with the Company, perform the duties of Chief Executive Officer and shall perform such other duties as shall be specified and designated from time to time by the Company’s Board of Directors (“Board”). Executive shall report to the Company’s Board, and shall devote his full business time and effort to the performance of his duties hereunder.

2.2         Executive’s employment hereunder shall be subject to the rules and regulations of the Company involving the general conduct of business of the Company in force from time to time and applicable to senior executives of the Company.

2.3         The parties hereto understand and acknowledge that the Company’s headquarters are located in New Haven, CT. Notwithstanding the foregoing, the Company agrees that the Executive may be required to travel to other locations in the ordinary course of business.

3.	Compensation

3.1         Salary. The Company shall pay Executive an annualized salary of $200,000 (the “Annual Salary”), in accordance with the customary payroll practices of the Company applicable to senior executives. Executive’s performance and Annual Salary shall be reviewed annually in accordance with the Company’s policy and his Annual Salary may be adjusted by the Compensation Committee of the Board of Directors (the “Compensation Committee”) or a majority of the independent members of the Board.

3.2         Bonus. Executive shall be eligible to receive an annual bonus in accordance with the recommendations made by the Compensation Committee of the Board or a majority of the independent members of the Board. Bonuses payable to Executive pursuant to this Section 3.2 shall be paid to Executive at the same time such bonuses are paid to the most senior executive officers of the Company, but in no event later than March 15th of the calendar year immediately following the calendar year in which it was earned. Except as set forth in Sections 5.3 and 5.4 hereof, Executive shall be eligible to receive any such bonus only if Executive is actively employed by the Company on the last day of the year for which the bonus is calculated, and Executive has not given notice of resignation without “Good Reason,” as defined in this Agreement, or been given notice of termination by the Company for “Cause,” as defined in this Agreement, on or prior to that date.

3.3         Equity Grant. Executive shall be eligible to receive stock options or other equity incentive awards in the Company subject to approval of the Compensation Committee. The equity plan may change from time to time in the discretion of the Compensation Committee.

3.4         Benefits. Executive shall be eligible to participate in the Company’s employee benefits plans, subject to the terms and conditions of the applicable plan documents, and subject to the Company’s right to amend, terminate, increase costs and/or take other similar action with respect to any or all of its benefit plans, as with all other plans and programs of the Company.

3.5         Expenses. The Company shall pay or reimburse Executive for all reasonable out-of-pocket expenses actually incurred by Executive in the performance of Executive’s services under this Agreement, in accordance with the Company’s expense reimbursement policies in effect from time to time (including timely submission of proof of such expenses (including, in the case of reimbursements, proof of payment) in such form as the Company may require). If an expense reimbursement is not exempt from Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), the following rules apply: (i) in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred; (ii) the amount of reimbursable expenses incurred in one tax year shall not affect the expenses eligible for reimbursement in any other tax year; and (iii) the right to reimbursement for expenses is not subject to liquidation or exchange for any other benefit.

3.6         Vacation. Executive shall be entitled to vacation days as allowed pursuant to the terms of the Company’s Freedom Leave vacation policy.

3.7         Delivery of Compensation. In the event of Executive’s death, any accrued but unpaid payments by the Company hereunder shall be made to the executors or administrators of Executive’s estate against the delivery of such tax waivers, proper letters testamentary and other documents as the Company may reasonably request.

4.	Termination upon Death or Disability

This Agreement and the Executive’s employment shall terminate upon Executive’s death. If Executive becomes disabled, the Company may terminate this Agreement and Executive’s employment by written notice to Executive. For purposes hereof, “disability” shall be defined to mean Executive’s inability, due to physical or mental incapacity, to substantially perform his duties and responsibilities under this Agreement for a period of 60 consecutive days from the date of such disability as determined by an approved medical doctor selected by the mutual agreement of the parties hereto. In the event that the parties hereto cannot agree on an approved medical doctor, each party shall select a medical doctor and the two doctors shall select a third medical doctor who shall serve as the approved medical doctor hereunder. Upon death or termination of employment by virtue of disability, Executive (or Executive’s estate or beneficiaries in the case of the death of Executive) shall have no right to receive any compensation or benefit hereunder on and after the effective date of the termination of employment other than (i) Annual Salary earned and accrued under this Agreement prior to the effective date of termination, which shall be paid or provided to the Executive on or before the time required by law but in no event more than 30 days after the effective date of termination; (ii) earned, accrued and vested benefits and paid time off under this Agreement prior to the effective date of termination, subject to the terms of the plans applicable thereto (and any applicable laws and regulations); and (iii) reimbursement under this Agreement for expenses incurred prior to the effective date of termination, subject to the terms of this Agreement and the policies applicable thereto (collectively, the “Accrued Benefit”). This Agreement shall otherwise terminate upon the effective date of the termination of employment and Executive shall have no further rights hereunder.

5.	Other Terminations of Employment and Change of Control

5.1         Termination for Cause. The Company may terminate this Agreement and Executive’s employment hereunder for Cause. For purposes of this Agreement, “Cause” shall mean: (i) conduct by Executive constituting a material act of misconduct in connection with the performance of his duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by Executive of any felony involving deceit, dishonesty or fraud, or any conduct by Executive that would reasonably be expected to result in material economic injury or reputational harm to the Company or any of its subsidiaries and affiliates if he were retained in his position; (iii) Executive’s failure to perform Executive’s duties hereunder to the Company’s satisfaction; (iv) a breach by Executive of any of the provisions contained in Section 7 of this Agreement; (v) a material violation by Executive of the Company’s material written employment policies, where such violations results in material harm to the Company; or (vi) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Board of Directors to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation; provided that, with respect to subsections (iii) and (v) above, and only in the event such conduct is capable of being cured, Cause will only be deemed to occur after written notice to Executive describing in reasonably specific detail the events/actions giving rise to the Cause determination, and the failure by Executive to cure such events/actions giving rise to the Cause determination within thirty (30) days following such written notice. Notwithstanding any other provision of this Agreement, if the Company terminates Executive’s employment in accordance with the terms of this Section 5.1 for Cause, Executive shall have no right to receive any compensation or benefit hereunder on and after the effective date of the termination of employment other than the Accrued Benefit. This Agreement shall otherwise terminate upon the effective date of the termination of employment and Executive shall have no further rights hereunder.

5.2         Termination by Executive Without Good Reason. Executive may terminate this Agreement and his employment without Good Reason. If Executive terminates this Agreement and his employment under this Section 5.2 without Good Reason, Executive shall have no right to receive any compensation or benefit hereunder on and after the effective date of the termination of employment other than the Accrued Benefit. This Agreement shall otherwise terminate upon the effective date of the termination of employment and Executive shall have no further rights hereunder. Executive shall provide 60 days’ prior written notice to the Company if he terminates his employment under this Section 5.2; provided that, in such event, the Company may unilaterally accelerate the effective date of termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

5.3         Termination by the Company Without Cause or by the Executive for Good Reason. The Company may terminate this Agreement and Executive’s employment at any time without Cause, and the Executive may terminate this Agreement and his employment for Good Reason. If this Agreement and Executive’s employment with the Company is terminated by the Company pursuant to this Section 5.3 for reasons other than Cause or by the Executive pursuant to this Section 5.3 for Good Reason, and such termination does not result from the Executive’s death or disability under Section 4, Executive shall have no right to receive any compensation or benefit hereunder on and after the effective date of the termination of employment other than the Accrued Benefit, and the following payments and benefits (the “Severance”):

(a)         an additional 9 months of an Annual Salary of $200,000 in the form of salary continuation over the 9-month period following the effective date of the termination of employment;

(b)         a monthly cash payment equal to the monthly employer contribution the Company would have made to provide Executive group health, dental and all other insurance coverages to Executive and his family, pursuant to COBRA, if eligible and elected, for a period of 9 months, or until the expiration of the Executive’s COBRA continuation period, if earlier; provided that after expiration of the relevant COBRA payment period above, the Company will allow Executive to continue such coverage at his own expense for the remainder of any COBRA continuation period pursuant to applicable law and Executive shall notify the Company immediately upon acceptance of employment with another employer; and

(c)         accelerated vesting of all unvested stock options or equity awards;

The amounts due under Sections 5.3(a) and (b) shall not be paid or given unless Executive executes a customary agreement releasing all claims against the Company (in the form acceptable to the Company) (the “Release Agreement”) and the Release Agreement becomes enforceable and irrevocable within 60 days following the date on which the termination of Executive’s employment becomes effective. The salary continuation due under Section 5.3(a) shall commence to be paid to Executive on the first payroll date following the date the Release Agreement becomes enforceable and irrevocable, provided, however, that if the 60-day period in which the Release Agreement is required to become effective and enforceable begins in one calendar year and ends in the following calendar year, the salary continuation shall be paid in the second calendar year; provided further that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the effective date of termination.

For purposes of this Agreement, “Good Reason” shall mean that Executive has complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following events: (i) a material diminution in Executive’s responsibilities, authority or duties; (ii) a material diminution in the Annual Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; (iii) a change of more than 40 miles in Executive’s Office Location, without Executive’s prior written consent; or (iv) the material breach by the Company of this Agreement or any other written agreement between Executive and the Company. “Good Reason Process” shall mean that (A) Executive reasonably determines in good faith that a “Good Reason” condition has occurred; (B) Executive notifies the Company in writing of the first occurrence of the Good Reason condition within 30 days of the first occurrence of such condition; (C) Executive cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (D) notwithstanding such efforts, the Good Reason condition continues to exist; and (E) Executive terminates his employment within 30 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

5.4	Termination Due to a Change of Control.

(a)         In accordance with the Plan and the Company’s forms of equity award agreements for senior executives, in the event of a Sale Event (as defined in the Company’s 2017 Stock Option and Incentive Plan), Executive shall receive acceleration of all time-based vesting provisions on all equity awards with time-based vesting held by Executive, with such vesting to occur immediately prior to the closing of the Sale Event.

(b)         If a Sale Event occurs and the Company, its subsidiaries or a successor entity, as the case may be, terminates this Agreement and the employment of Executive without Cause or Executive terminates this Agreement and his employment for Good Reason, in either case within 12 months following such Sale Event, then in lieu of the payments and benefits provided for in Section 5.3, Executive shall be entitled to receive the Accrued Benefit and the following payments and benefits (the “Change in Control Severance):

(i)          an additional 12 months of Annual Salary at (i) the rate in effect at termination or, (ii) $200,000, payable in a lump sum;

(ii)         an additional 12 months of bonus payout earned out at 100% of plan;

(iii)        a monthly cash payment equal to the monthly employer contribution the Company would have made to provide Executive group health, dental and all other insurance coverages to Executive and his family, pursuant to COBRA, if eligible and elected, for a period of 12 months, or until the expiration of the Executive’s COBRA continuation period, if earlier; provided that after expiration of the relevant COBRA payment period above, the Company will allow Executive to continue such coverage at his own expense for the remainder ocf any COBRA continuation period pursuant to applicable law and Executive shall notify the Company immediately upon acceptance of employment with another employer;

(iiii)      accelerated vesting of all unvested stock options or equity awards.

(c)         The Change in Control Severance shall not be paid or given unless Executive executes the Release Agreement and the Release Agreement becomes enforceable and irrevocable within 60 days following the date on which the termination of Executive’s employment becomes effective. The payments under Section 5.4(b)(i) and (ii) shall be paid to Executive in a lump sum on the first payroll date following the date the Release Agreement becomes enforceable and irrevocable, provided, however, that if the 60 day period in which the Release Agreement is required to become effective and enforceable begins in one calendar year and ends in the following calendar year, the Change in Control Severance shall be paid in the second calendar year. The Company shall pay the amounts due under Section 5.4(b)(iii) each month at the time the Company normally pays the insurer of the Company’s group health insurer on behalf of its remaining employees.

5.5	Additional Limitation.

(a)         Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable regulations thereunder (the “Severance Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, the following provisions shall apply:

(i)          If the Threshold Amount is less than (x) the Severance Payments, but greater than (y) the Severance Payments reduced by the sum of (A) the Excise Tax and (B) the total of the Federal, state, and local income and employment taxes on the amount of the Severance Payments which are in excess of the Threshold Amount, then the Severance Payments shall be reduced (but not below zero) to the extent necessary so that the sum of all Severance Payments shall not exceed the Threshold Amount. In such event, the Severance Payments shall be reduced in the following order: (A) cash payments not subject to Section 409A of the Code; (B) cash payments subject to Section 409A of the Code; (C) equity-based payments and acceleration; and (D) non-cash forms of benefits. To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

(ii)         Except in the circumstances set forth in (i), Executive shall be entitled to receive his full Severance Payments.

(b)         For the purposes of this Section 5.5, “Threshold Amount” shall mean three times Executive’s “base amount” within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00); and “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, and any interest or penalties incurred by Executive with respect to such excise tax.

(c)         The determination as to which of the alternative provisions of Section 5.5(a) shall apply to Executive shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or Executive. For purposes of determining which of the alternative provisions of Section 5.5(a) shall apply, Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of Executive’s residence on the Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. Any determination by the Accounting Firm shall be binding upon the Company and Executive.

5.6         Resignation from Positions. Executive shall resign as a member of the Board and from Executive’s position with the Company, and shall resign from any and all other positions at the Company or any of its subsidiaries or other affiliates, effective as of the effective date of termination, no matter the reason for the termination. Such resignation shall not affect the characterization of Executive’s separation from the Company for any purpose under this Agreement.

6.	Covenants of Executive.

6.1         Non-Competition; Non-Solicitation. As a material inducement to the Company to enter into this Agreement, Executive hereby expressly agrees to be bound by the following covenants, terms and conditions. Executive hereby agrees that he will have access to trade secrets, proprietary and confidential information relating to the Company and its affiliates and their respective clients, including but not limited to, marketing data, financial information, client and prospect lists (including without limitation, computer- and web-based compilations (including but not limited to salesforce.com or other CRM system data) maintained by the Company or its affiliates or Executive), and details of programs and methods, potential and actual acquisitions, divestitures and joint ventures, pricing policies, strategies, terms of service, business and product plans, cost information and software, in each case of the Company, its affiliates and/or their respective clients. Accordingly, Executive voluntarily enters into the following covenants to provide the Company with reasonable protection of those interests:

(a)         Executive agrees that during the term of his employment with the Company and for a period of one year thereafter, Executive shall not, alone or as an employee, officer, director, agent, shareholder (other than an owner of 2% or less of the outstanding shares of any publicly-traded company), consultant, partner, member, owner or in any other capacity, directly or indirectly:

(i)          engage in any Competitive Activity (as defined below) within or with respect to any location in the United States or abroad in which Executive performed or directed his services (including but not limited to sales and customer support calls, whether conducted in person, by telephone or online) at any time during the 9-month period immediately preceding the termination of Executive’s employment for any reason (the “Territories”), or assist any other person or organization in engaging in, or preparing to engage in, any Competitive Activity in such Territories;

(ii)         solicit or provide services to any Clients, as defined below, of the Company and/or any of its affiliates, on his own behalf or on behalf of any third party, in furtherance of any Competitive Activity. For purposes of this Section 6, “Client” shall mean any then-current customer of the Company, former customer of the Company (who was a customer of the Company within the 12-month period immediately preceding the termination of Executive’s employment hereunder);

(iii)        encourage, participate in or solicit any employee or consultant of the Company and/or any affiliate to engage in Competitive Activity or to accept employment with any third party, whether or not engaged in Competitive Activity. This subsection (iii) shall be limited to employees and consultants who: (A) are current employees or consultants; or (B) left the employment of the Company or whose provision of services to the Company terminated within the 12-month period prior to Executive’s termination of employment with the Company for any reason; and

(iv)        for purposes of this Agreement, “Competitive Activity” shall mean any offering, sale, licensing or provision by any entity of any software, application service or system, in direct competition with the Company’s offerings and including electronic or digital document repositories for facilitating transactional due diligence, mergers, acquisitions, divestitures, financings, investments, investor relations, research and development, clinical trials or other business processes for which the Company’s products or services are or have been used during the 12-month period preceding termination of Executive’s employment for any reason.

(b)         Executive agrees that the foregoing restrictions are reasonable and justified in light of: (i) the nature of the Company’s business and customers; (ii) the confidential and proprietary information to which Executive has had and will have exposure and access during the course of his employment with the Company; and (iii) the need for the adequate protection of the business and the goodwill of the Company. In the event any restriction in this Section 6 is deemed to be invalid or unenforceable by any court of competent jurisdiction, Executive agrees to the reduction of said restriction to such period or scope that such court deems reasonable and enforceable.

(c)         Executive acknowledges and agrees that any breach of this Section 6 shall cause the Company immediate, substantial and irreparable harm and therefore, in the event of any such breach, Executive agrees that, without prejudice to any other remedies which may be available to the Company, and the Company shall have the right to seek specific performance and injunctive relief, without the need to post a bond or other security.

(d)         Without in any way limiting the provisions of this Section 6, Executive further acknowledges and agrees that the provisions of this Section 6 shall remain applicable in accordance with their terms after the date of termination of Executive’s employment, regardless of whether Executive’s termination or cessation of employment is voluntary or involuntary.

6.2         Confidential and Proprietary Information. During and after the term of Executive’s employment with the Company, Executive covenants and agrees that he will not disclose to anyone without the Company’s prior written consent, any confidential materials, documents, records or other non-public information of any type whatsoever concerning or relating to the business and affairs of the Company which Executive may have acquired in the course of his employment hereunder, including but not limited to: (a) trade secrets of the Company; (b) lists of and/or information concerning current, former, and/or prospective customers or clients of the Company; and (c) information relating to methods of doing business (including information concerning operations, technology and systems) in use or contemplated use by the Company and not generally known among the Company’s competitors (the “Confidential Information”), except that Executive may use and disclose such Confidential Information (i) in the course of Executive’s employment with, and for the benefit of, the Company, (ii) to enforce any rights or defend any claims hereunder or under any other agreement to which Executive is a party with the Company, provided that such disclosure is relevant to the enforcement of such rights or defense of such claims and is only disclosed in the formal proceedings related thereto, (iii) when required to do so by a court of law, by any governmental agency having supervisory authority over the business of the Company or by any administrative or legislative body (including a committee thereof) with jurisdiction to order him to divulge, disclose or make accessible such Confidential Information; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and reasonably cooperate with any attempts by the Company to obtain a protective order or similar treatment, (iv) as to such Confidential Information that is or becomes generally known to the public or trade without Executive’s violation of this Section 6.2, or (v) to Executive’s spouse, attorney and/or his personal tax and financial advisors as reasonably necessary or appropriate to advance Executive’s tax, financial and other personal planning (each an “Exempt Person”), provided, however, that any disclosure or use of Confidential Information by an Exempt Person shall be deemed to be a breach of this Section 6.2 by Executive.

6.3          Rights and Remedies upon Breach. Executive acknowledges and agrees that his breach of any provision of this Section 6 (the “Restrictive Covenants”) would result in irreparable injury and damage for which money damages do not provide an adequate remedy. Therefore, if Executive breaches or threatens to commit a breach of any Restrictive Covenant, the Company shall have the following rights and remedies (in accordance with applicable law and upon compliance with any necessary prerequisites imposed by law upon the availability of such remedies), each of which rights an remedies shall be independent of the other and severally enforceable, and all of which right and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity (including, without limitation, the recovery of damages):

(a)        to have the Restrictive Covenants specifically enforced (without posting bond and without the need to prove damages) by any court having jurisdiction, including, without limitation, the right to seek an entry against Executive of restraining orders and injunctions (preliminary, mandatory, temporary and permanent) against violations, threatened or actual, and whether or not then continuing, of such covenants;

(b)        to require Executive to forfeit his right to receive the balance of any compensation due him which is not yet earned and accrued under this Agreement (whether it be in the form of Annual Salary, expenses or paid time off); and

In addition, without limiting the Company’s remedies for any breach by Executive of the Restrictive Covenants, except as required by law, if (i) the Company files a civil action against Executive based on his alleged breach of the Restrictive Covenants, and (ii) the Company obtains preliminary injunctive relief enjoining the Executive from breaching any of the Restrictive Covenants, or a court of competent jurisdiction issues a final judgment (not subject to appeal, which shall include any order or judgment that finally disposes of the action) that the Executive has breached any of the Restrictive Covenants, then the Executive shall promptly repay to the Company any payments of Severance or Change in Control Severance under Sections 5.3 or 5.4(b) and the Company will have no obligation to pay any amount of Severance or Change in Control Severance that remain payable by the Company under Sections 5.3 or 5.4(b). If, however, a court of competent jurisdiction either denies the Company’s motion, request or application for preliminary injunctive relief or issues a final judgment (not subject to appeal, which shall include any order or judgment that finally disposes of the action) that the Executive has not breached any of the Restrictive Covenants, then Executive shall not be obligated to repay, and the Company shall not be entitled to recoup, any of the Severance or Change in Control Severance payments made to the Executive pursuant to Sections 5.3 or 5.4(b).

6.4         Definition of the Company. For this Section 6, the “Company” shall include all of the Company’s parents, subsidiaries, and affiliates and their respective successors and assigns, and “affiliate” shall mean any entity that, directly of indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the Company. As used in this Section 6.4, “control” shall mean the possession, directly or indirectly, of the powers to direct or cause the direction of the management and policies of such entity, whether though the ownership of voting securities, by contract or otherwise.

6.5         Protected Disclosures.  Executive understands that nothing contained in this Agreement limits Executive’s ability to communicate with any federal, state or local governmental agency or commission, including to provide documents or other information, without notice to the Company.  Executive also understands that nothing in this Agreement limits Executive’s ability to share compensation information concerning Executive or others, except that this does not permit Executive to disclose compensation information concerning others that Executive obtains because Executive’s job responsibilities require or allow access to such information.

6.6         Defend Trade Secrets Act of 2016.  Executive understands that pursuant to the federal Defend Trade Secrets Act of 2016, Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

7.          Section 409A of the Code.

(a)         The Severance and Change in Control Severance payable to Executive under Sections 5.3 and 5.4 of this Agreement are intended to be exempt from the coverage of Section 409A of the Code because the payments are either made to Executive within the time periods set forth in Treas. Reg. §1.409A-1(b)(4) and/or treated as separation pay due to involuntary separation from service pursuant to the exemption set forth in Treas. Reg. §1.409A-1(b)(9)(iii). Each installment payment under this Agreement is intended to be a separate payment for purposes of Treas. Reg. §1.409A-2(b)(2)(iii). To the extent that any payment or benefit due to Executive under this Agreement provides for the payment of non-qualified deferred compensation benefits in connection with a termination of the Executive’s employment (regardless of the reason for such termination), however, such termination of the Executive’s employment triggering payment of benefits under the terms of this Agreement must also constitute a “separation from service” under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) before the Company shall make payment of such benefits. To the extent that termination of the Executive’s employment does not constitute a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) (as the result of further services that are reasonably anticipated to be provided by him to the Company or any of its affiliates or successors at the time his employment terminates), any benefits payable under this Agreement that constitute non-qualified deferred compensation under Section 409A of the Code shall be delayed until after the date of a subsequent event constituting a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h). For purposes of clarification, this Section 7(a) shall not cause any forfeiture of benefits on the Executive’s part, but shall only act as a delay in payment of such benefits until such time as a separation from service occurs.

(b)         Anything in this Agreement to the contrary notwithstanding, if at the time of Executive’s separation from service within the meaning of Section 409A of the Code, Executive is also a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that Executive becomes entitled to under this Agreement on account of Executive’s separation from service would be considered deferred compensation subject to Section 409A of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after Executive’s separation from service, or (B) Executive’s death.  If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(c)         All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by Executive during the time periods set forth in this Agreement.  All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred.  The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year.  Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(d)        The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e)        The Company makes no representation or warranty and shall have no liability to Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

8.	Other Provisions

8.1         Severability. Executive acknowledges and agrees that (i) he has had an opportunity to seek advice of counsel in connection with this Agreement; and (ii) the Restrictive Covenants are reasonable in geographical and temporal scope and in all other respects. If it is determined by a court of competent jurisdiction that any provision of this Agreement, including, without limitation, any Restrictive Covenant, or any part thereof, is invalid or unenforceable, the remainder of the Agreement shall not thereby be affected and shall be given full effect, without regard to the invalid provisions. The parties hereto will substitute for the invalid or unenforceable provision a new, mutually acceptable, valid and enforceable provision of like economic effect.

8.2         Blue Penciling. If any court determines that any covenant in this Agreement, including, without limitation, any Restrictive Covenant or any part thereof, is unenforceable because of the duration or geographical scope of such provision, the duration or scope of such provision, as the case may be, shall be reduced so that such provision becomes enforceable and, in its reduced form, such provision shall then be enforceable and shall be enforced.

8.3         Indemnification. Executive shall be entitled to indemnification in accordance with the Company’s policy and applicable state law.

8.4         Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered in person, by facsimile or electronic mail or by certified or registered mail, postage prepaid. Any such notice given by certified or registered mail shall be deemed given five days after the date of deposit in the United States mails as follows:

(i)          If to the Company:

Precipio, Inc.

4 Science Park, 3rd Floor
New Haven, CT 06511

(ii)         If to Executive, to:

Ilan Danieli

416 Lydecker Street

Englewood, NJ 07631

Any such person may by notice given in accordance with this Section to the other party designate another address or person for receipt by such person of notices hereunder.

8.5         Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and terminates and supersedes any and all prior agreements, understandings and representations, whether written or oral, by or between the parties hereto or their affiliates which may have related to the subject matter hereof in any way.

8.6         Waivers and Amendments. This Agreement may be amended, superseded or canceled, and the terms hereof may be waived, only by a written instrument singed by the parties or, in the case of a waiver, by the party waiving compliance. No delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege nor any single or partial exercise as any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

8.7         GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CONNECTICUT WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

8.8         Venue. The parties agree irrevocably to submit to the exclusive jurisdiction of the federal courts or, if no federal jurisdiction exists, the state courts, located in New Haven, Connecticut, for the purposes of any suit, action or other proceeding brought by any party arising out of any breach of any of the provisions of this Agreement and hereby waive, and agree not to assert by way of motion, as a defense or otherwise, in any such suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that the provisions of this Agreement may not be enforced in or by such courts.

8.9         Assignment. This Agreement, and Executive’s rights and obligations hereunder, may not be assigned by Executive without the prior written consent of the Company; any purported assignment by Executive in violation hereof shall be null and void. In the event of any sale, transfer or other disposition of all or substantially all of the Company’s assets or business, whether by merger, consolidation or otherwise, the Company shall assign this Agreement and its rights and obligations hereunder.

8.10       Withholding. The Company shall be entitled to withhold from any payments or deemed payments any amount of withholding required by applicable law.

8.11       Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, executors and legal representatives.

8.12       Survival. Anything in this Agreement to the contrary notwithstanding, to the extent applicable, Sections 1, 6 and 8 shall survive the termination of this Agreement for any reason.

8.13       Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

8.14       Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the parties hereto.

8.15       Third-Party Agreements and Rights. Executive represents to the Company that Executive’s execution of this Agreement, Executive’s employment with the Company and the performance of Executive’s proposed duties for the Company will not violate any obligations Executive may have to any previous employer or any other party. In Executive’s work for the Company, Executive will not disclose or make use of any information in violation of any agreements with or rights of any previous employer or other party, and Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any previous employment or other party.

IN WITNESS WHEREOF, the parties hereto have signed their names as of the day and year first above written.

PRECIPIO, INC.	ILAN DANIELI

S/Carl Iberger	S/Ilan Danieli
Title: CFO
Date: August 7, 2018	Date: August 7, 2018

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